PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
(To Prospectus Supplement                            Registration No. 333-205444
 dated December 8, 2016)


                               CEL-SCI CORPORATION
                               Series DD Warrants



On August 9, 2017, the Company extended the expiration date of its Series DD Warrants by one month from August 10, 2017 to September 10, 2017. The Series DD warrants were issued as part of a financing on December 8, 2016. As a result of the reverse stock split approved by the Company's shareholders and adopted by the Company's directors, the holders of the Series DD warrants are entitled to purchase 1,360,960 shares of the Company's common stock at an exercise price of $4.50 per share.



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                   Prospectus Supplement dated August 9, 2017